Exhibit 10.13

December 6, 2018

Bryan Stuart

[**]

Re:  Offer of Employment

Dear Bryan,

Fulcrum Therapeutics, Inc. (the “Company”) is pleased to confirm its offer to employ you as a Chief Operating Officer reporting to Robert Gould, President & CEO. As the COO you will be a key business partner with the CEO in building the company, setting and driving corporate strategy and long-range planning, and helping to lead and maintain strong relationships with the financial and business community.  You will partner with the CEO and the leadership team to develop Fulcrum’s long-term business strategy and assure continuous integration across Corporate Development, Scientific and Financial strategies. In this role, the COO is a key strategic partner focusing on future value creation for Fulcrum. This includes oversight for portfolio strategy including project planning and management, business development, operations, and patient advocacy.

Your effective date of hire as an employee will be a date agreed to by you and the Company. For purposes of this offer letter, the actual first day of your employment shall be referred to as the “Start Date”. Your start date will be no later than December 17, 2018. Your normal place of work will be at the Company’s offices in Cambridge, MA.

Your annual compensation for this position will be at the rate of $400,000 per year, payable in accordance with the Company’s normal pay schedule, which currently is semi-monthly (“Base Salary”).  All payments are subject to legally required tax withholdings. In addition to your Base Salary, you will be eligible to earn an annual target bonus of up to 35% of your Base Salary. The actual amount of such bonus, if any, will be determined by the Company’s Board of Directors (the “Board”) and your manager in their good faith discretion, based upon achievement of corporate and individual goals. The bonus, if any, shall be paid at a time and in a manner as determined by the Company in its sole discretion. You must be employed by Fulcrum at the time of any such bonus payment to be eligible for any such payment. Because your start date is after October 1, 2018, you will not be eligible to participate in our 2018-year end compensation program (base salary/bonus/equity); you will be eligible to begin participating in 2019.

You will be issued a stock option grant for 2,125,000 shares of Fulcrum Therapeutics, Inc. stock (the “Options”), subject to approval of the Company’s Board of Directors, at an exercise price equal to the fair market value of the Company’s common stock on the date of grant or issuance, subject to the standard terms and conditions of Fulcrum Therapeutics, Inc. Stock Incentive Plan and form of stock option agreement, including vesting, subject to continued employment. Subject to the terms of the stock option agreement and your continued employment, the Options shall vest over four years at the rate of 25% on the first anniversary of the commencement date of your employment and an additional 6.25% per quarter for the next twelve successive quarters of employment when, after four full years of employment, the Options will be fully vested. The Options grant will be brought to the Board of Directors for approval soon after you begin employment with the Company.

You will be eligible to participate in the Company’s health insurance programs as well as the life, AD&D, short and long-term disability plans, along with the Company’s 401k plan, subject to the terms of those plans. As of January 1, 2019, Fulcrum now offers employees a discretionary vacation time off program. In addition, you will receive paid holidays in accordance with the annual company holiday schedule. Current Benefits Summary is attached. Benefits are subject to change at any time in the Company’s sole discretion.

It is understood and agreed that that you are an “at-will” employee. You are not being offered employment for a definite period of time, and either you or the Company may terminate the employment relationship at any time and for any reason, with or without cause or prior notice and without additional compensation to you, other than as provided below:

Notwithstanding the foregoing, in the event that the Company terminates your employment without Cause (as defined below), and for the avoidance of doubt, not due to death or disability, then, subject to you entering into and complying with a separation agreement and general release in a form provided by the Company no later than sixty (60) days following termination of employment, you will be entitled to severance pay in an amount equal to:

•                  Six (6) months of your then current Base Salary, less lawful deductions, paid in equal installments in accordance with the Company’s standard payroll practice over the six-month period immediately following your termination of employment (the “Severance Payments”); provided, that the first installment payment of the Severance Payments shall be made on the sixtieth (60th) day after the date of you termination, and will include payment of any installment payments that were otherwise due prior thereto; plus

•                  subject to (i) your timely election of continuation coverage under COBRA, and (ii) your continued copayment of premiums at the same level and cost to you as if you were an employee of the Company (excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), continued payment by the

Company of your (and your dependents, if applicable) health, insurance coverage during the six (6) month period following the date of termination to the same extent that the Company paid for such coverage immediately prior to the date of termination, in a manner intended to avoid any excise tax under Section 4980D of the Internal Revenue Code of 1986, as amended, subject to the eligibility requirements and other terms and conditions of such insurance coverage.

For purposes of this letter agreement:

“Cause” means:

(i) Your dishonest statements or acts with respect to the Company or any affiliate of the Company, or any current or prospective customers, suppliers vendors or other third parties with which such entity does business that results in or is reasonably anticipated to result in material harm to the Company; (ii) your conviction of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) your gross negligence, willful misconduct or insubordination with respect to the Company that results in or is reasonably anticipated to result in material harm to the Company; or (iv) your material violation of any provision of any agreement(s) between you and the Company relating to nonsolicitation, nondisclosure and/or assignment of inventions.

Section 409A.

Although the Company does not guarantee the tax treatment of any payments under this letter agreement, the intent of the Company is that the payments and benefits under this letter agreement be exempt from, or comply with, Section 409A of the Internal Revenue Code of 1986, as amended, and all Treasury Regulations and guidance promulgated thereunder (“Code Section 409A”) and to the maximum extent permitted the Agreement shall be limited, construed and interpreted in accordance with such intent. In no event whatsoever shall the Company or its affiliates or their respective officers, directors, employees or agents be liable for any additional tax, interest or penalties that may be imposed on you by Code Section 409A or damages for failing to comply with Code Section 409A.

Notwithstanding any other provision of this letter agreement to the contrary, to the extent that any reimbursement of expenses constitutes “deferred compensation” under Code Section 409A, such reimbursement shall be provided no later than December 31 of the year following the year in which the expense was incurred. The amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year. The amount of any in-kind benefits provided in one year shall not affect the amount of in-kind benefits provided in any other year.

For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section l.409A-2(b)(2)(iii)), the right to receive payments in the form of installment payments shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment shall at all times be considered a separate and distinct payment.

Notwithstanding any other provision of this letter agreement to the contrary, if at the time of your separation from service (as defined in Code Section 409A), you are a “Specified Employee”, then the Company will defer the payment or commencement of any nonqualified deferred compensation subject to Code Section 409A payable upon separation from service (without any reduction in such payments or benefits ultimately paid or provided to you) until the date that is six (6) months following separation from service or, if earlier, the earliest other date as is permitted under Code Section 409A (and any amounts that otherwise would have been paid during this deferral period will be paid in a lump sum on the day after the expiration of the six (6) month period or such shorter period, if applicable).

This offer of employment is contingent upon you’re signing the Employee Confidentiality and Assignment Agreement (the “Employee Agreement”) and receipt of a satisfactory outcome of pre-employment screening activities including favorable reference checks of former employment, verification of your ability to work in the United States, education and criminal history check. In making this offer, the Company understands, and in accepting it you represent that you are not under any obligation to any former employer or any person or entity which would prevent, limit, or impair in any way the performance by you of your duties as an employee of the Company.

The Immigration Reform and Control Act requires employers to verify the employment eligibility and identity of new employees. You will be required to complete a Form I-9 which will be provided to you before the Start Date. Please bring the appropriate documents listed on that form with you when you report for work. We will not be able to employ you if you fail to comply with this requirement.

This offer letter and the Employee Agreement and Equity Documents referenced above constitute the complete agreement between you and the Company, contain all the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. Neither this offer letter nor the Employee Agreement may be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company, although, consistent with your at-will employment, your job duties, title, reporting relationship, compensation and benefits may change from time to time, at the Company’s option.

Please indicate your acceptance of this offer by signing and returning the enclosed copy of this letter and the Employee Agreement. You may indicate your acceptance of this offer by signing on the appropriate space below and returning a signed, scanned copy of this letter to Kim Hazen at [**].

We look forward to your joining Fulcrum and are pleased that you will be working with us.

Very truly yours,

/s/ Robert Gould

Robert Gould, Ph.D.
President & CEO

Accepted and Agreed:

/s/ Bryan Stuart	12/6/18
Bryan Stuart	Date